Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 13, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 13, 2004, entitled “VODAFONE APPOINTS ITS NEXT FINANCIAL DIRECTOR”.

13 October 2004

VODAFONE APPOINTS ITS NEXT FINANCIAL DIRECTOR

Vodafone Group Plc (“Vodafone”) announces today that the Board has appointed Andrew (Andy) Halford as Financial Director Designate to succeed Ken Hydon when he retires following the Annual General Meeting on 26 July 2005.

Andy Halford (45) is presently Chief Financial Officer of Verizon Wireless, based in the US. Verizon Wireless is the largest US mobile company with over 40 million customers.

Andy joined Vodafone in 1999 as Financial Director, Vodafone UK. In 2001 he was given regional responsibility as Financial Director for the UK, Northern Europe, Middle East and Africa before moving to his current position with Verizon Wireless in 2002.

Prior to joining Vodafone, Andy spent seven years with East Midland Electricity Plc, latterly as Group Finance Director following a career at Price Waterhouse in the UK and South Africa. He has a BA in Industrial Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Andy will join both the Board of Vodafone and the Group Executive Committee upon taking up his full time responsibilities in July 2005.

Arun Sarin, Chief Executive, said: “I am delighted to announce that Andy Halford will succeed Ken Hydon, our longstanding Financial Director. Ken has been a key member of the Vodafone management team from the beginning and has helped create the company that Vodafone is today.

“Andy has considerable experience in both finance and mobile communications and is an outstanding executive for the role of Financial Director. As we drive forward with Vodafone’s integration, Andy’s experience and track record working with Verizon Wireless in this area will prove invaluable. I very much look forward to working with him as part of the senior management team at Vodafone.”

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For further information:

Vodafone Group

Investor Relations Melissa Stimpson Darren Jones Tel: +44 (0) 1635 673310	Media Relations Bobby Leach Ben Padovan Tel: +44 (0) 1635 673310

Tavistock Communications Lulu Bridges Tel: +44 (0) 20 7920 3150

Photographs of Andy Halford are available for download from www.vodafone.com/media/images

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 13, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary